VIA EDGAR

September 22, 2016

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Computer Sciences Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended April 1, 20 (the “Form 10-K”)
Filed June 15, 2016
File No. 001- 04850
Response to letter dated September 8, 2016 (the “Letter”)

Dear Ms. Collins:
This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 10-K set forth in the Commission’s Letter.
Fiscal 2016 Highlights, page 23

1.
We note that you present a non-GAAP measure entitled "operating income," which is a term used in US GAAP to refer to income that is generated by the ordinary and usual activity of a reporting entity. Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response:

In response to the Staff’s comment, we will revise in future filings, the current caption “operating income” in our segment note to the financial statements to “segment operating income.” In our Management’s Discussion and Analysis (“MD&A”), we will refer to our non-GAAP measure “operating income” as “consolidated segment operating income.” Additionally, we will revise in future filings the captions as indicated below:

Computer Sciences Corporation | Corporate Office | 1775 Tysons Boulevard | Tysons, Virginia 22102
t+ 1.703.245.9675 | f+ 1.703.991.0430 | www.csc.com

Prior Forms 10-K/10-Q	In Future Filings
operating income	consolidated segment operating income
adjusted operating income	consolidated segment adjusted operating income
commercial operating income	consolidated segment commercial operating income
adjusted commercial operating income	adjusted consolidated segment commercial operating income
operating margin	consolidated segment operating margin
adjusted operating margin	consolidated segment adjusted operating margin
commercial operating margin	consolidated segment commercial operating margin
adjusted commercial operating margin	consolidated segment adjusted commercial operating margin

2.
We note that your measure of free cash flow appears to exclude items that require cash settlement. In addition, the title “free cash flow” and your reconciliation to net cash provided by operating activities suggests that this measure could be used as a liquidity measure. Please tell us what consideration you gave to the Item 10(e)(ii)(A) of Regulation S-K prohibition of excluding charges that required, or will require, cash settlement from non-GAAP liquidity measures.

Response:
We believe the non-GAAP financial measure free cash flow is useful information to investors because it provides supplementary information to investors in evaluating our ongoing operational performance, enhancing an overall understanding of our financial performance and providing an alternative indicator of the earnings capacity of our business. We provide a narrative description of our definition of free cash flow, a tabular reconciliation to a GAAP measure and warn investors that free cash flow, as we define it, may differ from the definition used by other companies. We believe the description, reconciliation and disclaimer of free cash flow ensures that investors understand how we use the metric, as well as its limitations.
Management considers free cash flow a performance measure because it is used to indicate long-term earnings power, evaluate relative performance among business units and regions and allocate resources among business units.
The Company also discloses in its annual proxy statement that executive compensation programs are based on factors including performance relative to targeted financial goals of revenue (30%), operating income (40%) and free cash flow (30%), as defined. Consistent with the Company’s presentation of free cash flow as a performance measure, we do not include any reference to free cash flow in our discussion of "Cash Flow" or "Liquidity and Capital Resources” within the MD&A.
In consideration of Item 10(e)(1)(ii)(A) of Regulation S-K regarding prohibition of excluding charges that required, or will require, cash settlement from non-GAAP liquidity measures, the Company’s determination, use of and presentation of free cash flow as a performance measure, not as a liquidity measure, made this section not applicable.

The Company’s free cash flow excludes certain acquisition, disposition, spinoff, merger and restructuring costs incurred to integrate acquired companies and obtain the expected future cost synergies with our existing operations. Management believes that excluding such costs from the presentation provides investors with an important metric by which to evaluate the company's current and expected future operating financial performance. Management uses the free cash flow reconciliation to describe and indicate the extent in each case of the affect to earnings in accordance with Regulation S-K, Item 303 (a)(ii)(3)(i).
After reviewing and considering the Staff’s comment that the title “free cash flow” and reconciliation to net cash provided by operating activities suggests that this measure could be used as a liquidity measure, we will revise our future filings to provide a reconciliation to net income and change the title of the measure to "performance free cash flow." Shown below in marked changes is our proposed revision in future filings to our reconciliation and description of performance free cash flow:

Performance free cash flow is a non-GAAP measure and the Company's definition of such measure may differ from that of other companies. CSC defines performance free cash flow as ~~equal to the sum of (1) operating cash flows, (2) investing cash flows, excluding business acquisitions, dispositions and other investments (including short term investments and purchase or sale of available for sale securities)~~ net income adjusted for depreciation and amortization; changes in working capital; pension and other postemployment benefits, actuarial & settlement losses; stock-based compensation; gain on dispositions; impairment losses and contract write-offs; debt extinguishment costs; capital expenditures; ~~and (3)~~ payments on capital leases and other long-term asset financings; ~~Free cash flow is further adjusted for certain non recurring cash flow items, such as (i)~~ payments related to separation and transaction costs related to acquisitions; ~~(ii)~~ payments related to certain restructuring, ~~(iii)~~ SEC settlement related payments; ~~(iv)~~ benefit from the sale of accounts receivables and ~~(v)~~certain CSRA overhead costs.
CSC’s performance free cash flow measure ~~does not distinguish operating cash flows from investing cash flows as they are required to be presented in accordance with GAAP, and~~ should not be considered a substitute for net income ~~or operating, investing and financing cash flows~~ as determined in accordance with GAAP. Performance free cash flow is one of the factors CSC management uses in reviewing the overall performance of the business. Management compensates for the limitations of this non-GAAP measure by also reviewing the GAAP measure~~s~~ of net income ~~operating, investing and financing cash flows.~~

A reconciliation of performance free cash flow to the most directly comparable GAAP financial measure is presented below:

	Twelve Months Ended
	April 1, 2016	April 3, 2015	March 28, 2014
Net Income	$263	$17	$968
Depreciation and amortization	767	977	1,018
Changes in working capital	(421)	(349)	(141)
Pension and other postemployment benefits, actuarial & settlement losses (gains)*	92	782	(259)
Stock-based compensation	45	68	73
Gain on dispositions	(41)	(22)	(85)
Impairment losses and contract write-offs	2	-	3
Debt extinguishment costs	95	-	-
Capital expenditures	(539)	(474)	(629)
Payments on capital leases and other long-term asset financings	(166)	(242)	(242)
Payments on separation and other transaction costs	79	-	-
Payments on special restructuring costs	173	-	-
SEC settlement-related payments	187	-	-
Sale of NPS accounts receivables	(239)	-	-
Payments for certain CSRA overhead costs	22	-	-
Performance Free Cash Flow	$319	$757	$706
*The net periodic pension cost within income from continuing operations includes $49 million of actual return on plan assets, whereas the net periodic pension cost within non-GAAP income from continuing operations includes $179 million of expected long-term return on pension assets of defined benefit plans subject to interim remeasurement.

In connection with our response above, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us should you have any questions or require any clarification relating to the response above.

Sincerely,
/s/ Neil A. Manna
Neil A. Manna
Vice President, Corporate Controller
and Principal Accounting Officer

Copy to: Michael Titta, Deloitte & Touche, LLP